June 20, 2008



Mr. Jim Peklenk
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re: SEC letter dated July 3, 2007 regarding the Form 10-K for fiscal year ended December 31, 2006 filed March 9, 2007 and Form 10-Q for the three months ended March 31, 2007 filed May 9, 2007 (File No. 001-31792) and subsequent telephonic and email communications.

Dear Mr. Peklenk:

Conseco, Inc. (the "Company") filed its Annual Report on Form 10-K for the year ended December 31, 2007 ("2007 Form 10-K") on March 28, 2008. As described in note 2 to our consolidated financial statements included in the 2007 Form 10-K, the Company's management and its Audit Committee concluded that we would restate certain previously filed financial statements. Such conclusion was based on the significance of errors identified in 2007 during the procedures performed in an effort to remediate the material weakness in internal controls first disclosed in our 2006 Form 10-K.

Our restatement of previously issued financial statements included an adjustment for the inaccurate coding in our administrative system related to specified disease policies with a return of premium feature totaling $25.6 million. This total amount includes the $19.3 million adjustment previously disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Conseco Insurance Group" in our Form 10-Q for the quarterly period ended March 31, 2007. Please refer to item (i) under the first table presented in note 2 to our 2007 Form 10-K for further information. This adjustment was the subject of comment 9 of the SEC letter dated July 3, 2007.

At the time we prepared our Form 10-Q for the quarterly period ended March 31, 2007, we did not anticipate that our remediation procedures would identify additional significant errors. In addition, at the time we prepared our analysis of the impact of the $19.3 million adjustment, our

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Mr. Jim Peklenk
Securities and Exchange Commission
June 20, 2008
Page 2

estimate of our 2007 earnings was higher than we ultimately reported for the year ended December 31, 2007. Given the significance of all errors identified in 2007, the Company's management and its Audit Committee concluded that certain of our previously filed financial statements would be restated.

If you have any questions or further comments, please call me at (317) 817-6144.

Best regards,

/s/ John R. Kline
---------------------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer